UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        TENET INFORMATION SERVICES, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  8800332 10 1
                                  ------------
                                 (CUSIP Number)


                  Matthew Drabczyk, Restaurant Interiors, Inc.,
             5530 Joliet Street, Denver, CO 80239, Tel. 303-373-2220
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         3380 North El Paso Street, Suite G, Colorado Springs, CO 80907
                                Tel. 719-630-3800
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 14, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

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CUSIP No.  8800332 10 1
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Drabczyk
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2. Check the Appropriate Box if a Member of a Group

(a) _____ (b) X
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3. SEC Use Only _______________________________
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4. Source of Funds PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____
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6. Citizenship or Place of Organization USA
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Number of         7.  Sole Voting Power  455,198
Shares Bene-    ----------------------------------------------------------------
ficially          8.  Shared Voting Power  -0-
Owned by Each   ----------------------------------------------------------------
Reporting         9.  Sole Dispositive Power  455,198
Person With     ----------------------------------------------------------------
                  10. Share Dispositive Power    -0-
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11.  Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person  455,198
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12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares _____
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13.   Percent   of   Class    Represented   by   Amount   in   Row   (11)   6.6%
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14. Type of Reporting Person IN
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Item 1.  Security and Issuer:

Common Stock
Tenet Information Services, Inc.
3380 North El Paso Street, Suite G
Colorado Springs, Colorado 80907

Item 2.  Identity and Background:

(a) Name: Matthew Drabczyk

(b) Address: Restaurant Interiors, Inc., 5530 Joliet St., Denver, CO 80239

(c) Occupation and employment: Food service interior engineer and designer; Restaurant Interiors, Inc., 5530 Joliet St., Denver, CO 80239, a firm engaged in design and construction of restaurant interiors.

(d) Criminal Legal proceedings: None

(e) Civil Legal Proceedings: None

(f) Citizenship: USA

Item 3.  Source and Amount of Funds or Other consideration.

On July 14, 2004, and effective as of June 30, 2004, Tenet Information Services, Inc. ("Tenet") and Let's Go Aero Inc., Colorado Springs, Colorado, ("LGA") entered into a definitive agreement for LGA's shareholders to acquire a controlling interest in Tenet through a stock-for-stock exchange. All of LGA's shareholders will exchange all of their 2,640.93 shares of LGA common stock for a total of 5,762,232 newly issued shares of Tenet's $.001 par value common stock. The 14 former LGA shareholders will then own in the aggregate 85% of the issued and outstanding shares of Tenet.

Mr. Drabczyk obtained his 261,827 shares of Tenet through exchange of his 120 shares of LGA and obtained 196,371 options to acquire Tenet shares of common stock through exchange of his options to acquire 90 shares of LGA common stock.

Item 4.  Purpose of Transaction.

The purposes of the acquisition were (1) for the former shareholders of LGA to acquire control of a public company that had no business operations, yet which had some cash that could be used to fund operations of LGA, (2) to improve LGA's ability to raise additional working capital, and (3) to provide an incentive for holders of LGA convertible notes to convert the approximate $1.3 million in principal and interest due on such notes to common stock. Mr. Drabczyk was not a note holder.

The former Directors of Tenet appointed Marty Williams and Sara Williams as Directors of Tenet pursuant to the terms of the Acquisition Agreement, Stock for Stock. Marty Williams was appointed by the new Tenet Board of Directors as President, Chief Executive Officer and Chairman of the Board of Tenet and Sara Williams was appointed as Secretary, Treasurer and Chief Financial Officer of Tenet. Under the terms of that same agreement, Jerald L. Nelson and Fred J. Anderson resigned as officers and Directors of Tenet. Eric J. Nickerson continued his position as a Director of Tenet.

As a result of the exchange of shares, Tenet now holds LGA as a wholly owned subsidiary. Therefore, Tenet has effectively acquired all of the assets of LGA. Tenet will also move its principal office and business operations to 3380 North El Paso Street, Suite G, Colorado Springs, Colorado 80907.

Prior to the acquisition, Tenet, as a result of the sale of all its remaining operations on October 22, 2003, was a publicly traded company with no business operations, but with approximately $200,000 in cash and receivables after
subtraction  of  liabilities.   Tenet  had  1,016,860  shares  of  common  stock
outstanding at June 30, 2004, just prior to the effective date of the acquisition.

LGA was a privately held company and is a product design and engineering company based in Colorado Springs, Colorado. It develops and sells novel cargo management solutions for the automotive, recreational vehicle and recreation industries.

Item 5.  Interest in Securities of the Issuer

(a)    Name: Matthew Drabczyk Shares Beneficially  Owned:  455,198 Percentage of
       Class: 6.6%

(b) Shares beneficially owned includes options to acquire 193,371 shares of common stock. The options expire March 31, 2006. Mr. Drabczyk has sole voting power and sole dispositive power with respect to all shares listed in Item 5(a).

(c)    See Item 3, above.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Drabczyk is not a party to any contracts, arrangements, understandings or relationships with any person with respect to any securities of Tenet other than as a consequence of the fact that he among all the other shareholders of LGA has tendered his shares of LGA to Tenet for exchange pursuant to the terms of the Acquisition Agreement described above. Mr. Drabczyk is not a party to the Acquisition Agreement, but has executed a Subscription Agreement between Tenet and him with respect to the exchange of his shares of LGA. The terms of the Subscription Agreement with Mr. Drabczyk may be summarized as merely representing and warranting ownership of the LGA shares, his status as an accredited investor, his access to information about Tenet, and the he understands that the shares of Tenet he will get in exchange will be restricted securities. The only covenant in the Subscription Agreement is that Mr. Drabczyk will not sell his Tenet shares unless they are registered or the transaction is exempt from registration.

Item 7.  Materials to be filed as Exhibits.

Acquisition Agreement - Stock for Stock

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2004
/s/ Matthew Drabczyk
--------------------
Matthew Drabczyk


EXHIBITS

Acquisition Agreement - Stock for Stock